June 13, 2000


VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:  Mail-Well, Inc. Registration Statement on Form S-3 Filed September 15,
       1997 (File No. 333-53679)
     ----------------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant, Mail-Well, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

     The Company was contractually obligated to file the Registration Statement in order to register for resale certain of those shares of the Company's $.01 par value Common Stock issued in a private placement. In addition, the Company was obligated to maintain the Registration Statement effectiveness only until such time as the holders of such shares became eligible to rely on Rule 144(d) under the Act for the sale of such shares. As of the date of this letter, the Company is no longer contractually obligated to maintain the effectiveness of the Registration Statement due to the expiration of such period.

     For the foregoing reasons, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement. If you have any questions or require any additional information, please contact the undersigned at (303) 397-7407.

                                       Sincerely,

                                       /s/Mark L. Zoeller

                                       Mark L. Zoeller
                                       Assistant General Counsel

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